Exhibit 3.4

First Quantum Minerals Ltd.
Consolidated Financial Statements
Third Quarter – September 30, 2005
(Unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

First Quantum Minerals Ltd.
Consolidated Balance Sheets
As at September 30, 2005 and December 31, 2004

(unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

	2005 $	2004 $
Assets
Current assets
Cash and cash equivalents	63,623	50,356
Restricted cash (note 9)	3,469	1,931
Accounts receivable and prepaid expenses	67,217	21,927
Inventory (note 5)	53,580	31,674

	187,889	105,888
Investments (note 6)	9,522	15,340
Property, plant and equipment (note 7)	417,816	319,222
Other assets and deferred charges (note 8)	26,290	32,611

	641,517	473,061

Liabilities
Current liabilities
Accounts payable and accrued liabilities	59,960	33,884
Current taxes payable	10,978	3,248
Current portion of long-term debt (note 9)	59,255	22,865
Current portion of other liabilities (note 10)	25,456	12,012

	155,649	72,009
Long-term debt (note 9)	159,572	191,661
Future income tax liability	24,961	12,313
Other liabilities (note 10)	35,990	37,048

	376,172	313,031
Minority interests	12,276	2,190

	388,448	315,221

Shareholders' Equity
Equity accounts (note 11)	165,340	161,776
Retained earnings (deficit)	87,729	(3,936)

	253,069	157,840

	641,517	473,061

Commitments (note 14)

Approved by the Board of Directors

Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.
Consolidated Statements of Earnings and Deficit
For the three and nine months ended September 30, 2005 and 2004

(unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

	Three months ended		Nine months ended

	September 30, 2005 $	September 30, 2004 $	September 30, 2005 $	September 30, 2004 $

Revenues
Copper	138,386	28,624	259,931	74,104
Gold	3,438	—	4,023	—
Acid	1,198	2,576	3,765	8,673

	143,022	31,200	267,719	82,777
Cost of sales	53,792	14,076	105,028	39,245
Depletion and amortization	12,519	2,639	23,364	8,017

Operating profit	76,711	14,485	139,327	35,515
Other expenses
Exploration	1,497	1,116	3,649	2,082
Foreign exchange (gain) loss	990	(499)	(4,058)	1,033
General and administrative	2,498	1,359	6,777	3,984
Interest and financing fees on long-term debt	5,821	846	10,054	2,359
Other expenses (income)	4,878	187	7,541	(849)
Gain on disposal of investment	—	—	(16,127)	—

	15,684	3,009	7,836	8,609

Earnings before income taxes, minority interests	61,027	11,476	131,491	26,906
and equity earnings
Income taxes	14,784	3,718	25,708	8,973
Minority interests	6,770	—	10,085	—
Equity earnings	—	114	—	719

Net earnings for the period	39,473	7,872	95,698	18,652
Retained earnings (deficit) - Beginning of period	49,289	(21,166)	(3,936)	(31,946)
Dividends	1,033	—	4,033	—

Retained earnings (deficit) - End of period	87,729	(13,294)	87,729	(13,294)

Earnings per common share
Basic	$0.64	$0.13	$1.56	$0.31
Diluted	$0.63	$0.13	$1.52	$0.31
Weighted average shares outstanding (000's)	61,583	60,668	61,451	59,861

        The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.
Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2005 and 2004

(unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

	Three months ended		Nine months ended

	September 30, 2005 $	September 30, 2004 $	September 30, 2005 $	September 30, 2004 $

Cash flows from operating activities
Net earnings for the period	39,473	7,872	95,698	18,652
Items not affecting cash
Depletion and amortization	12,519	2,639	23,364	8,017
Minority interest	6,771	—	10,086	—
Provision for deferred stripping	5,901	—	2,772	—
Unrealized foreign exchange (gain) loss	(475)	(1,131)	(5,334)	(140)
Future income tax expense	9,681	3,705	12,648	8,957
Stock-based compensation expense	672	216	2,041	683
Unrealized derivative instruments (gain) loss	4,935	(500)	8,561	230
Other	1,658	138	2,505	136
Gain on disposal of investment	—	—	(16,127)

	81,135	12,939	136,214	36,535

Change in non-cash operating working capital
Decrease (increase) in accounts receivable and
prepaid expenses	(25,998)	(3,258)	(43,932)	(6,091)
(Increase) decrease in inventory	(2,617)	(1,275)	(21,497)	(438)
Increase (decrease) in accounts payable and accrued
liabilities	17,314	2,039	16,623	(2,069)

	69,834	10,445	87,408	27,937

Cash flows from financing activities
Restricted cash	827	(2,379)	(1,538)	(6,246)
Proceeds from long-term debt	11,500	90,172	43,023	131,544
Repayments of long-term debt	(15,260)	(9,067)	(30,694)	(14,093)
Issuance of common shares and warrants	235	402	1,523	43,959
Dividends paid	(1,033)	—	(4,033)	—
Deferred premium obligation and finance fees	(1,390)	(2,569)	(11,372)	(4,778)

	(5,121)	76,559	(3,091)	150,386

Cash flows from investing activities
Property, plant and equipment and investments	(52,168)	(66,484)	(92,155)	(146,918)
Deferred exploration and stripping costs	(5,665)	(3,264)	(1,281)	(6,733)
Proceeds from sale of investment	—	—	21,944	—

	(57,833)	(69,748)	(71,492)	(153,651)

Effect of exchange rate changes on cash	279	999	442	(575)
Increase (decrease) in cash and cash equivalents	6,880	17,256	12,825	24,672
Cash and cash equivalents - beginning of period	56,464	31,434	50,356	25,592

Cash and cash equivalents - end of period	63,623	49,689	63,623	49,689

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2005 and 2004

(unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

1.	Nature of operations

First Quantum Minerals Ltd. (“FQM” or the “Company”) is engaged in the production of copper, gold and acid and related activities including exploration, development and processing. These activities are conducted principally in Zambia, the Democratic Republic of Congo (DRC), and Mauritania.

2.	Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP disclosure requirements for interim financial statements and do not contain all the information that is required of annual financial statements. Accordingly, they should be read in conjunction with the December 2004 audited financial statements.

3.	Change in accounting policy

Effective January 1, 2005, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) set out in Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). This guideline requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interests. There was no impact on either Earnings or the Consolidated Balance Sheet from applying this guideline.

4.	Change in accounting estimate

Deferred Stripping Costs

Effective July 1, 2005, the Company revised its mine plan at Lonshi. The new plan, life of mine ratio, after consideration of previous deferred stripping provision, is 26:1, an increase from the previous mine plan of 12:1.

5.	Inventory

	September 30, 2005 $	December 31, 2004 $

Ore in stockpiles	25,515	11,584
Work-in-progress	3,458	1,283
Copper and concentrates	2,578	243

Total product inventory	31,551	13,110
Consumable stores	23,143	19,678

Total inventory	54,694	32,788
Less: Non-current portion	(1,114)	(1,114)

	53,580	31,674

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2005 and 2004

(unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

6.	Investments

	September 30, 2005 $	December 31, 2004 $

Carlisa Investment Corp. (a)	9,522	9,522
Anvil Mining NL (b)	—	5,818

	9,522	15,340

a)	The Company has an 18.8% interest in Carlisa that holds a 90% interest in Mopani.

b)	On February 28, 2005, the company disposed of all of its common shares in Anvil for net proceeds of $21,944 or CA$6.75 per share based on 4,029,617 shares resulting in a gain of $16,127.

7.	Property, plant and equipment

	September 30, 2005

	Cost $	Accumulated amortization $	Net $

Land and Buildings	10,433	3,779	6,654
Mineral Property	51,012	19,279	31,733
Plant and Equipment	360,709	71,041	289,668
Capital WIP	89,761	—	89,761

	511,915	94,099	417,816

	December 31, 2005

	Cost $	Accumulated amortization $	Net $

Land and Buildings	7,234	2,742	4,492
Mineral Property	47,980	17,147	30,833
Plant and Equipment	137,448	47,575	89,873
Capital WIP	194,024	—	194,024

	386,686	67,464	319,222

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2005 and 2004

(unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

8.	Other assets and deferred charges

	September 30, 2005 $	December 31, 2004 $

Prepaid Power	10,464	11,853
Deferred finance fees - net of amortization	12,604	7,549
Exploration properties	444	444
Deferred stripping asset	2,548	1,948
Fair value of derivative instruments (note 13)	366	9,988
Other	1,114	2,116

Less: Current portion	(1,250)	(1,287)

	26,290	32,611

9.	Long-term debt

	September 30, 2005 $	December 31, 2004 $

Drawn debt facilities
Standard Bank Group and WestLB (a)	120,000	97,000
Kansanshi EIB Facility (b)	40,944	46,376
Banque Belgolaise and Export Development Bank of Canada	27,500	21,477
Standard Chartered Bank Facility (d)	14,633	27,692
Standard Chartered Bank bridging Facility (e)	11,750	—
Banque Belgolaise Facility (f)	4,000	9,000
Bwana EIB Facility (g)	—	12,731
Other	—	250

Total long-term debt	218,827	214,526

Less: Current portion	(59,255)	(22,865)

	159,572	191,661

Available for drawdown
Glencore International AG (h)	25,000	25,000

a.	Standard Bank Group and WestLB

In 2003, Kansanshi entered into a secured $120,000 senior debt facility agreement arranged and underwritten by Standard Bank Group and WestLB to finance the design, construction, operation and maintenance of the Kansanshi project. The facility comprises two tranches of $60,000. Tranche A is repayable in eleven semi-annual instalments commencing on January 31, 2006; Tranche B is repayable in 22 quarterly payments commencing on October 31, 2005. Interest on Tranche A is calculated at a fixed rate of 6%. Interest on Tranche B is calculated at LIBOR plus 3% during construction and LIBOR plus 2.5% during the repayment period.

The company has pledged as security the assets and undertakings of Kansanshi, a mortgage over the shares of Kansanshi Holdings Limited and a guarantee of repayment by FQM.

b.	Kansanshi European Investment Bank (EIB) Facility

In 2003, Kansanshi entered into a subordinated debt facility agreement with EIB, for 34 million Euros, to finance the design, construction, operation and maintenance of the Kansanshi project.

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2005 and 2004

(unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

This facility is repayable in nine equal annual payments commencing October 31, 2007. Interest was at 7.2% until April 30, 2005 and thereafter is calculated annually, with a range of 3.2% to 13.2%, based on the average LME cash copper price for the preceding calendar year. The interest rate is at its lower limit at a realized copper price of less them $1,300 per tonne and then increases incrementally until the copper price reaches its $2,200 per tonne upper limit.

As this facility is in Euros, the company has entered into cross-currency principal and interest rate swaps to mitigate the effects of movements in the Euro.

c.	Banque Belgolaise and Export Development Bank of Canada

In 2004, the company entered into a $30,000 facility with Banque Belgolaise and Export Development Bank of Canada.

This facility comprises two tranches repayable in 12 quarterly instalments commencing on July 31, 2005. Tranche A is for $25,000 and bears interest at LIBOR plus 3% during the availability period and LIBOR plus 2.5% thereafter. Tranche B is for $5,000 and 90% of this tranche bears interest at LIBOR plus 1%, while the remainder bears interest the same as tranche A.

The company has pledged as security the assets and undertakings of FQM Zambia Ltd which includes the Kansanshi mining fleet.

d.	Standard Chartered Bank (SCB) Facility

In 2003, Bwana entered into a long-term debt facility with SCB of $30,000 to re-finance an existing facility, and provide additional funding for capital projects and general working capital purposes. This facility is repayable in 13 equal quarterly instalments which commenced in October 2004 and bears interest at a rate of LIBOR plus 2.5%. A sinking fund has been established to meet the quarterly instalments and is recorded as restricted cash.

The company has pledged as security the assets and undertakings of Bwana.

e.	Standard Chartered Bank Bridging Facility

In July 2005, the company entered into a bridge facility with SCB for $11,500, which was used to repay the Bwana EIB facility.

This facility is due and payable in December 2005 and bears interest at LIBOR plus 2.5%. It is the Company’s intention to re-finance this bridge loan with a new long-term facility.

f.	Banque Belgolaise Facility

In 2003, the company entered into a long-term debt facility with Banque Belgolaise for $6,000 to assist with financing the Comisa mining fleet. This facility was extended to $10,000 to provide additional financing for Comisa’s larger mining fleet. On March 15, 2005, the facility was reduced to $6,000 as a result of the Anvil disposition (note 6).

The facility is now repayable in 6 quarterly instalments of $1,000 and bears interest at LIBOR plus 3%. A sinking fund has been established to meet these quarterly instalments and is recorded as restricted cash.

The company has pledged as security the mining fleet of Comisa.

g.	Bwana European Investment Bank (EIB) Facility

In 2002, Bwana entered into a long-term debt facility with EIB for 14,000 Euros for additional project financing on the expansion of Bwana.

The Company repaid this facility from the proceeds of the SCB Bridging Facility.

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2005 and 2004

(unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

Undrawn debt facilities

h.	Glencore International AG

In 2004, Kansanshi entered into a $25,000 cost over run facility with Glencore International AG. The facility bears interest at LIBOR plus 3.5%. If utilized, the loan is repayable in ten semi-annual instalments commencing eighteen months after the project completion date.

10.	Other liabilities

	September 30, 2005 $	December 31, 2004 $

Unrealized fair value of derivative liability (note 13)	13,411	10,945
Deferred premium obligation (note 13)	15,797	19,231
Zesco Limited (a)	3,651	3,579
ZCCM deferred payment (b)	3,333	3,333
Guelb Moghrein deferred payment (c)	7,726	7,370
Deferred revenue	9,488	—
Asset retirement obligation	4,484	3,762
Deferred stripping liability	2,091	—
Other	1,465	840

	61,446	49,060
Less: Current Portion	(25,456)	(12,012)

	35,990	37,048

a.	Zesco Limited

The company has entered into an agreement with Zesco Limited (Zesco) whereby Zesco will provide the Kansanshi mine with power for 10 years from the first day of commercial operations. The company agreed to pay a connection fee of $10,000, of which $6,000 was paid during 2004 with the balance of $4,000 to be paid in equal semi-annual payments beginning in the fourth quarter of 2004. Interest is calculated on the outstanding balance at a fixed rate of 6% per annum.

b.	ZCCM deferred payment

Consistent with the Kansanshi development agreement, the company agreed to pay $3,333 to Zambian Consolidated Copper Mines (ZCCM). This balance is classified as current.

c.	Guelb Moghrein deferred payment

The company agreed to pay a total of $10,000 to acquire the rights to the 80% interest in Guelb Moghrein copper project. The first payment of $2,000 was made in December 2004, with subsequent payments of $3,000 due 12 months after the first payment date and $5,000 due on the earlier of 24 months from the first payment date or upon commercial production. The discounted value of the deferred payments at September 30, 2005 is $7,726.

11.	Equity accounts

	September 30, 2005 $	December 31, 2004 $

Common shares	160,299	158,538
Contributed surplus	5,041	3,238

	165,340	161,776

Number of shares issued and outstanding	61,613	61,239

Weighted average number of shares (000's)	61,451	60,123

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2005 and 2004

(unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

12.	Segmented information

The company’s reportable operating segments are strategic business units that produce different but related products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

Bwana / Lonshi Operation (BLO)

The Bwana plant and the Lonshi mine are owed by separate legal entities but from a management perspective are viewed as an integrated operation, with the Bwana plant, located in Zambia, processing the ore mined at Lonshi, which is located in the Democratic Republic of Congo. The BLO produces grade ‘A’ copper cathode and operates three acid plants which manufacture sulphuric acid. Two of these plants are located at Bwana, while the third plant is located at the KCO site.

Kansanshi Copper / Gold Operation (KCO)

The Kansanshi operation is located in the northwest province of Zambia, approximately 15 kilometres north of Solwezi. The project reached commercial production in April 2005 and produces grade A copper cathodes and copper in concentrate with a gold credit.

Guelb Moghrein Project (GMP)

The Guelb Moghrein project is located near Akjoujt in Mauritania. Project construction commenced in early 2005 and commercial production is expected to commence in 2006.

Corporate Development and Administration and Other (CDA)

The corporate development and administration segment is responsible for the evaluation and acquisition of the new mineral properties, regulatory reporting, and corporate administration. It also holds the Connemara gold mine in Zimbabwe which is currently on a care and maintenance basis, the Frontier project which is in the drilling and assessment phase, and the investment in Carlisa which holds a 90% interest in Mopani Copper Mines Ltd.

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2005 and 2004

(unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

For the nine months ended September 30, 2005, segmented information is presented as follows:

	BLO $	KCO $	GMP $	CDA $	Inter- segment $	Total $
Revenues	138,314	137,280	--	6,782	(14,657)	267,719

Segment profit (loss)	44,661	41,011	--	10,026	--	95,698

Property, plant and equipment additions	44,358	49,879	31,620	--	--	125,857

Total assets	199,653	409,616	42,622	237,772	--	889,663
Inter-company balances included in total assets	(66,923)	--	--	(181,223)	--	(248,146)

Total consolidated assets	132,730	409,616	42,622	56,549	--	641,517

For the nine months ended September 30, 2004, segmented information is presented as follows:

	BLO $	KCO $	GMP $	CDA $	Inter- segment $	Total $
Revenues	82,777	--	--	2,920	(2,920)	82,777

Segment profit (loss)	23,952	--	--	(5,300)	--	18,652

Property, plant and equipment
additions	12,455	155,152	--	72	--	167,679

Total assets	154,010	214,270	9,522	197,244	--	575,046
Inter-company balances included
in total assets	(48,807)	--	--	(141,196)	--	(190,003)

Total consolidated assets	105,203	214,270	9,522	56,048	--	385,043

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2005 and 2004

(unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

For the three months ended September 30, 2005, segmented information is presented as follows:

	BLO $	KCO $	GMP $	CDA $	Inter- segment $	Total $
Revenues	55,028	92,227	--	2,901	(7,134)	143,022

Segment profit (loss)	16,002	24,300	--	(829)	--	39,473

Property, plant and equipment additions	26,905	14,627	19,873	33		61,438

Total assets	199,653	409,616	42,622	237,772		889,663
Inter-company balances
included in total assets	(66,923)	--	--	(181,223)		(248,146)

Total consolidated assets	132,730	409,616	42,622	56,549		641,517

For the three months ended September 30, 2004, segmented information is presented as follows:

	BLO $	KCO $	GMP $	CDA $	Inter- segment $	Total $
Revenues	31,200	--	--	911	(911)	31,200

Segment profit (loss)	9,456	--	--	(1,584)	--	7,872

Property, Plant and equipment additions	509	77,116	--	166	--	77,791

Total assets	154,010	214,270	9,522	197,244	--	575,046
Inter-company balances
included in total assets	(48,807)	--	--	(141,196)	--	(190,003)

Total consolidated assets	105,203	214,270	9,522	56,048	--	385,043

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2005 and 2004

(unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

13.	Derivative Instruments

As at September 30, 2005, the Company has entered into a number of derivative instruments to mitigate the Company’s exposure to copper and gold commodity prices, foreign exchange rates, and interest rates. The Company does not apply hedge accounting and all derivatives are marked-to-market.

Changes in fair value of derivatives entered into in relation to the Kansanshi Mine were capitalized as pre-commercial production costs up to April 19, 2005. Changes in fair value subsequent to this date have been recorded as a component of other expenses.

	2005	2006	2007	2008-09	Total	Fair Value

Copper (a)
Put options (tonnes)	13,908	68,592	86,016	--	168,516	$(272)
Price ($/tonne)	$1,800	$1,800	$1,800	--
Gold (b)
Put options (oz)	3,711	24,984	37,380	62,088	128,163	$171
Price ($/oz)	$350	$350	$350	$350
Forward Contracts (oz)	3,711	24,984	37,380	62,088	128,163	$(13,139)
Price ($/oz)	$400	$400	$400	$400
Other (c)
Interest rate swaps						$111
Cross currency swaps						$84

a.	Copper

In 2004, the Company entered into copper put option contracts related to its expected copper production at Kansanshi. Upon entering into these contracts, the company assumed a premium obligation of $21,024, which is due and payable between January 2005 and December 2007. As at September 30, 2005, the premium obligation was $15,797.

b.	Gold

In 2004, the Company entered into put option contracts related to its gold production at Kansanshi. To cover the cost of these put option contracts, the Company has also entered into contingent gold forward contracts of the same volume.

c.	Other

The company has entered into cross-currency principal and interest rate swaps to hedge the Euro interest and principal payments on the Kansanshi EIB facility.

14.	Commitments

In conjunction with the development of Guelb Moghrein and other projects, the company has committed to approximately $56,000 in capital expenditures as at September 30, 2005.

Third Quarter and Nine Months ended September 30, 2005

(expressed in US Dollars)

Management Discussion and Analysis and Financial Review

(November 8th, 2005)

1.	Highlights for the Third Quarter 2005

•	Net earnings of $39.5 million or $0.64 (CDN $0.75) per share

•	Cash flows from operating activities, before working capital movements, of $81.1 million or $1.32 (CDN$1.55) per share

•	Copper production of 36,196 tonnes (79.8 million pounds)

•	Selling price before realization charges of $1.77 per pound of copper

•	Production of contained copper from Kansanshi increased by 27% to 23,065 tonnes (50.8 million pounds) in the third quarter and to 10,239 (22.6 million pounds) in October 2005

•	The Guelb Moghrein project construction in Mauritania reached 71% completion

•	Interim dividend declared in August of CDN$0.02 per share

2.	Company Overview

First Quantum Minerals Ltd. (the “Company”) is a Canadian mining company whose principal activities include mineral exploration, development, mining, and the production of LME grade “A” copper cathode, copper in concentrate, gold and sulphuric acid.

The discussion and analysis contained in this MD&A follows the reporting segments as described in the Company’s latest quarterly financial statements. For the purposes of this discussion, Bwana/Lonshi includes the open pit mine at Lonshi located in the Democratic Republic of Congo (DRC) and the Bwana processing plants located in Zambia. The Bwana/Lonshi operation produces grade “A” copper cathode and also includes three acid plants that manufacture sulphuric acid. Two of these plants are located at Bwana while the other plant is located at the Kansanshi site near Solwezi, in Zambia. The Kansanshi operation is located near Solwezi, in Zambia and produces grade “A”copper cathode and copper in concentrate. The concentrate produced also includes a gold credit. The Kansanshi operation consumes acid from Bwana/Lonshi operation’s Solwezi acid plant located on the same site.

For further information on the Company, reference should be made to the Company’s Annual Information Form (AIF) and also to its public filings that are available on www.sedar.com. Information is also available at the Company’s website www.first-quantum.com.

www.first-quantum.com

3.	2005 Third Quarter Discussion

Selected Operating and Financial Information

The following quarterly information is prepared in accordance with Canadian GAAP and denominated in US dollars, unless otherwise noted.

Table 1: Q3 Selected Operating and Financial Information

	Three months ended September 30

	2005	2004	2003

Revenues (millions)
Copper	$138.4	$28.6	$14.7
Gold	3.4	--	--
Acid	1.2	2.6	3.0
Total Revenue	$143.0	$31.2	$17.7
Realized Copper Price (per lb)	$1.58	$1.16	$0.70
Sales Statistics(1)
Copper (tonnes)	39,864	11,233	9,553
Gold (ounces)	7,130	--	--
Acid (tonnes)	7,120	16,884	19,149
Unadjusted Copper Selling Price (per lb)	$1.77	$1.19	$0.73
Average LME Cash Copper Price (per lb)	$1.71	$1.24	$0.77

Costs of Production
Cost of Sales (millions)	$53.8	$14.1	$11.3
Cost of Sales % (2)	38%	45%	64%
C1 Costs (per lb) (3)	$0.64	$0.45	$0.42
C3 Costs (per lb) (3)	$0.87	$0.68	$0.47
Production Statistics
Copper Produced (tonnes)	36,196	11,330	8,862
Acid Produced (tonnes)	64,263	35,920	36,245

Other Expenses (millions)
Depreciation	$12.5	$2.6	$2.2
Exploration	1.5	1.1	0.2
General and Admin	2.5	1.4	0.6
Interest	5.8	0.8	0.3
Earnings
Net Earnings (millions)	$39.5	$7.9	$3.3
Basic earnings per share ($)	$0.64	$0.13	$0.06
Diluted earnings per share ($)	$0.63	$0.13	$0.06

Cash Flows from (millions)
Operating activities
Before working capital movements	$81.1	$12.9	$5.8
After working capital movements	69.8	10.4	8.0
Financing activities	(5.1)	76.6	17.4
Investing activities	(57.8)	(69.7)	(11.4)
Operating Cash Flow (per share)
Before working capital movements ($)	$1.32	$0.21	$0.11
After working capital movements ($)	$1.13	$0.17	$0.15

(1)	Copper sales and production volumes refer to contained copper in either concentrate or cathode.

(2)	Calculated as a percentage of total revenue.

(3)	For the definition of cash (C1) and total costs (C3), reference should be made to section 8.

2

Consolidated Revenue

Third quarter revenues were $143.0 million, which included copper revenues of $138.4 million ($88.8m Kansanshi and $49.6m Bwana/Lonshi), gold revenues of $3.4 million, and acid revenues of $1.2 million. Copper revenues increased from the second quarter due to improvements in both the market price for copper and a 21% increase in copper production.

Copper revenues at Kansanshi comprised $57.5 million from copper cathodes and $31.3 million from copper concentrates.

The realized copper price was $1.58 per pound for the quarter, a significant increase from last year due to the increased market price for copper and the Company’s unhedged copper position. The realized copper price is calculated by deducting treatment and refining charges (TC/RCs) and freight parity charges from the selling price before realization charges. The copper selling price, before realization charges, for the quarter was $1.77 per pound, which was higher than the average LME cash price of $1.71 per pound due to favourable contract pricing adjustments.

Certain copper sales agreements entered into by the Company call for “provisional pricing” based on the average applicable copper price for a specified future monthly period. Included within copper revenue for the quarter was 28,315 tonnes of copper that has been provisionally priced using a provisional average LME copper price of $1.75 per pound. The average LME cash price for the month of October was $1.84.

Gold revenues represent a credit from the sale of copper concentrates. Each tonne of concentrate generally contains between 3 and 5 grams of gold for which a net credit is received by the Company after the deduction of the gold realization charges.

Consolidated Cost of Sales

Cost of sales as a percentage of revenue decreased to 38% in the third quarter of 2005. Although unit costs have risen from 2004, the cost of sales has decreased as a percentage of revenue which is explained by rising copper prices and the addition of copper concentrates to the sales mix in 2005.

For the purposes of financial reporting, TC/RCs and freight parity charges are recognized as a revenue deduction and are not included within the cost of sales. However, to facilitate cross-industry comparison these costs are included in the determination of cash and total unit costs.

Other Expenses and Consolidated Earnings

Other expenses consisted of depreciation of $12.5 million (Q3 2004: $2.6m; Q3 2003: $2.2m) and general and administration expenses of $2.5 million (Q3 2004: $1.4m; Q3 2003: $0.6m). The movement in depreciation expense is consistent with the increased copper production from both Kansanshi and Bwana/Lonshi.

Net earnings for the quarter increased to $39.5 million or $0.64 per share compared with second quarter net earnings of $29.0 million or $0.47 per share.

Consolidated Cash Flow

The cash inflow from operating activities, before working capital movements, was $81.1 million or $1.32 per share.

The cash inflow from operating activities, after working capital movements, was $69.8 million or $1.13 per share. Included within operating cash flow, after working capital movements, is the receipt of $9.5 million relating to deferred revenue as the Company was prepaid for a portion of its copper concentrate sales which is to be delivered in the fourth quarter.

The cash outflow from financing activities was $5.1 million. During the quarter, the Company drew down from a Standard Chartered Bank London facility for $11.5 million to repay the Bwana European Investment Bank (“EIB”) facility. The Bwana EIB facility had an interest rate linked to the copper price and in the current high copper price environment, interest cost was reduced by repaying this facility.

The cash outflow from investing activities was $57.8 million.

3

Kansanshi and Bwana /Lonshi Operations

Table 2: Q3 Selected Segmented Operating and Financial Information

	Kansanshi			Bwana/Lonshi

	2005	2004	2003	2005	2004	2003

Costs		N/A	N/A
Cost of Sales (millions)	$25.6			$29.8	$14.1	$11.3
Cost of Sales %(1)	29%			54%	45%	64%
Cash Costs (per lb) (2)	$0.59			$0.74	$0.45	$0.42
Total Costs (per lb) (2)	$0.80			$1.01	$0.68	$0.47

Production Statistics (tonnes)
Waste Mined (000's)	6,064			4,707	4,213	1,833
Ore Mined (000's)	1,621			300	257	260
Ore Grade Mined	2.0%			3.9%	4.7%	4.8%
Sulphide Ore Processed	507
Oxide Ore Processed	954			363	278	233
Sulphide Ore Grade Processed	2.0%
Oxide Ore Grade Processed	1.8%			4.1%	4.6%	4.1%
Copper Cathode Produced	14,395			13,131	11,330	8,862
Concentrate Produced	8,670
Concentrate Grade (3)	29.5%
Acid Produced				64,263	35,920	36,245

(1)     Calculated as a percentage of total revenue.

(2)     For the definition of cash and total costs, reference should be made to section 8.

(3)     Refers to contained copper in concentrate.

Kansanshi Mining and Processing

During the quarter, 1,621,000 tonnes of ore and 6,064,000 tonnes of waste were mined. The increase in volumes mined from previous quarters has resulted from improved fleet availability (less trucks standing due to lack of tires), and the arrival of additional trucks during the quarter. The recent Zambian diesel shortage has not had a material impact on operations as contracted suppliers were able to continue steady deliveries. Notwithstanding, the Company is looking to build up diesel stocks to mitigate the potential for any future shortages. For the third quarter, contained copper production increased 27% to 23,065 tonnes. Kansanshi continues to ramp up production after commencing commercial production in April 2005. Based on production levels achieved in October, Kansanshi is currently producing at an annualized rate in excess of 120,000 tonnes of contained copper.

During the quarter, Kansanshi produced 14,395 tonnes of copper cathode at a cash cost of $0.52 per pound and a total cost of $0.73 per pound. Costs continue to trend lower as the volume of copper cathode increases. During the quarter, Kansanshi produced 8,670 tonnes of contained copper in the form of concentrates at a cash cost of $0.71 per pound and a total cost of $0.90 per pound. The increase in cash costs for concentrate were due to higher realization charges resulting from a change in the sales mix between domestic and international off-take, higher fuel costs and the replacement of the sulphide mill lifters and liners that was required during the quarter. The combined cash cost for both concentrate and cathode was $0.59 per pound with a total cash cost of $0.80 per pound. The cash cost was slightly lower than the previous quarter principally due to the increased volumes offset by the slightly higher concentrate production costs.

Bwana/Lonshi Mining and Processing

Effective July 1, 2005, the Company adopted a new mine plan for Lonshi, the effect of which was to increase the remaining life of mine strip ratio from 12:1 to 26:1. The increase in the strip ratio is the result of the removal of dolomitic oxide ore and greater amounts of sulphide ore than in the previous mine plan. Due to the accelerated mining plan and significantly increased copper production at Bwana being achieved it is anticipated that the current reserves will be exhausted early in 2008.

During the third quarter, approximately 300,000 tonnes of ore and approximately 4,707,000 tonnes of waste were mined from Lonshi. The strip ratio for the quarter was 16:1. While minor mining production losses occurred (6 days in the quarter) due to the Zambian diesel shortage, a number of additional sources are now being used to supply diesel. By increasing site stock levels of diesel, it is expected that there will be no material impact on production if there is a continuation of the Zambian diesel shortage.

During the third quarter, copper production increased to a record 13,131 tonnes. Cash costs were $0.74 per pound and total costs were $1.01 per pound of copper. With the introduction of the new mine plan at Lonshi and the resulting increase in the strip ratio from 12:1 to 26:1, the cost of ore has increased by approximately $0.14 per pound compared with the second quarter of 2005. The ore cost has also increased as a result of the higher than budgeted fuel costs arising from the increase in world oil prices.

Acid production increased to 64,263 tonnes, of which 32,400 tonnes were produced at Ndola and 31,863 tonnes at Solwezi. Of the total acid produced, 7,120 tonnes were sold externally and 26,323 tonnes were sold to Kansanshi. The cash costs of $0.74 per pound include a $0.06 per pound credit from the Solwezi acid plant.

4

4.	2005 Year to Date Discussion

Selected Operating and Financial Information

The following year to date information is prepared in accordance with Canadian GAAP and denominated in US dollars, unless otherwise noted.

Table 3: YTD Selected Segmented Operating and Financial Information

	Nine months ended September 30

	2005	2004	2003

Revenues (millions)
Copper	$259.9	$74.1	$31.9
Gold	4.0	--	--
Acid	3.8	8.7	8.6
Total Revenue	267.7	82.8	40.5
Realized Copper Price (per lb)	$1.50	$1.10	$0.71
Sales Statistics(1)
Copper (tonnes)	78,399	30,479	20,258
Gold (ounces)	8,920	--	--
Acid (tonnes)	22,108	56,796	59,539
Unadjusted Copper Selling Price (per lb)	$1.63	$1.10	$0.71
Average LME Cash Copper Price (per lb)	$1.58	$1.25	$0.77

Costs of Production
Cost of Sales (millions)	$105.0	$39.2	$28.3
Cost of Sales % (2)	39%	47%	70%
C1 Costs (per lb) (3)	$0.62	$0.45	$0.43
C3 Costs (per lb) (3)	$0.83	$0.64	$0.60
Production Statistics
Copper Produced (tonnes)	85,630	30,604	19,955
Acid Produced (tonnes)	188,756	104,529	102,835

Other Expenses (millions)
Depreciation	$23.4	$8.0	$4.8
Exploration	3.6	2.1	0.4
General and Admin	6.8	4.0	1.8
Interest	10.1	2.4	1.3
Earnings
Net Earnings (millions)	$95.7	$18.7	$3.1
Basic earnings per share ($)	$1.56	$0.31	$0.06
Diluted earnings per share ($)	$1.52	$0.31	$0.06

Cash Flows from (millions)
Operating activities
Before working capital movements	$136.2	$36.5	$9.9
After working capital movements	87.4	27.9	8.6
Financing activities	(3.1)	150.4	24.6
Investing activities	$(71.5)	$(153.7)	$(22.2)
Operating Cash Flow (per share)
Before working capital movements ($)	$2.22	$0.61	$0.20
After working capital movements ($)	$1.42	$0.47	$0.18

(1)	Copper sales and production volumes refer to contained copper in either concentrate or cathode.

(2)	Calculated as a percentage of total revenue.

(3)	For the definition of cash (C1) and total costs (C3), reference should be made to section 8.

5

Consolidated Revenue

Year to date revenues were $267.7 million which comprised copper revenues of $259.9 million, gold revenues of $4.0 million and acid revenues of $3.8 million. Copper revenues increased due to improvements in both the market copper for price and an increase in copper production with the start of commercial production at Kansanshi and increased copper production from the Bwana/Lonshi operation.

Copper revenues at Kansanshi were $133.3 million, comprised of $86.7 million for copper cathode and $46.6 million for copper in concentrate. Kansanshi revenue figures only include revenues from the commencement of commercial production (April 19, 2005).

Copper revenues at Bwana/Lonshi were $126.6 million.

The realized copper price was $1.50 per pound for the nine months, a significant increase from last year due to the rising market price for copper and the Company’s unhedged copper position. The copper selling price, before realization charges, for the nine months was $1.63 per pound which was higher than the average LME cash price of $1.58 per pound, due to favourable contract pricing adjustments.

Included within the year to date copper revenues were 28,315 tonnes of copper that has been provisionally priced using a provisional average LME copper price of $1.75 per pound. The average LME cash price for the month of October was $1.84.

Consolidated Cost of Sales

Cost of sales increased by 167% to $105.0 million, which is consistent with the 180% increase in copper production due to the commencement of commercial production at Kansanshi and the increased copper production from the Bwana/Lonshi operation.

Other Expenses and Consolidated Earnings

Total other expenses for the nine months ended September 30, 2005 were $31.2 million (2004: $16.6m; 2003: $8.9m). Other expenses consisted of depreciation of $23.4 million (2004: $8.0m; 2003: $4.8m) and general and administration expenses of $6.8 million (2004: $4.0m; 2003: $1.8m).

Net earnings for the nine months increased to $95.7 million or $1.56 per share, including the gain on sale from Anvil of $16.1 million or $0.26 per share.

Consolidated Cash Flow

The cash inflow from operating activities, before working capital movements, was $136.2 million or $2.22 per share. The significant turnaround in cash flow from operations is attributable to the improvement in earnings resulting from increased copper production and higher copper prices. The cash flow from operating activities, after working capital movements was $87.2 million or $1.42 per share. The difference between the cash flow before and after working capital movements can be attributed principally to the increase in both accounts receivable and inventory at Kansanshi.

The cash outflow from financing activities was $3.1 million. During the nine months, approximately $43.0 million (2004: $131.5m; 2003: $22.2m) was drawn down from debt facilities. The draw downs were from Kansanshi related facilities and also a Standard Chartered Bank, London facility which was used to repay the EIB Bwana facility. The Company also repaid $30.7 million (2004: $14.0m; 2003: $21.6m) of long term debt in the first nine months of the year.

Included within financing activities was the payment of $4.0 million for dividends.

6

Kansanshi and Bwana /Lonshi Operations

Table 4: YTD Selected Segmented Operating and Financial Information

	Kansanshi			Bwana/Lonshi

	2005	2004	2003	2005	2004	2003

Costs		N/A	N/A
Cost of Sales (millions)	$42.3			$63.1	$39.2	$28.3
Cost of Sales %(1)	31%			46%	47%	70%
Cash Costs (per lb) (2)	$0.61			$0.63	$0.45	$0.43
Total Costs (per lb) (2)	$0.80			$0.86	$0.64	$0.60

Production Statistics (3)
Waste Mined (000's)	10,901			11,328	8,103	3,603
Ore Mined (000's)	5,791			771	408	273
Ore Grade Mined	2.1%			4.9%	4.9%	4.8%
Sulphide Ore Processed	1,541
Oxide Ore Processed	1,738			955	724	525
Sulphide Ore Grade Processed	1.8%
Oxide Ore Grade Processed	1.8%			4.4%	4.8%	4.6%
Copper Cathode Produced	25,142			36,876	30,604	19,955
Concentrate Produced	23,612
Concentrate Grade (4)	29.7%
Acid Produced				188,756	104,529	102,835

(1)	Calculated as a percentage of total revenue.

(2)	For the definition of cash and total costs, reference should be made to section 8.

(3)	Production statistics include pre-commercial production.

(4)	Refers to contained copper in concentrate.

Kansanshi Mining and Processing

For the nine months ended September 30, 2005, 5,791,000 tonnes of ore and 10,901,000 tonnes of waste had been mined. The world tire shortages and diesel shortages in Zambia have not impacted processing at Kansanshi. The tire shortage has meant that some waste stripping that was scheduled for the start of the year has been rescheduled. To date, the diesel shortage has only had a minimal impact on mining activities. Copper production increased to 48,754 tonnes, including 23,612 tonnes of copper in concentrate and 25,142 tonnes of copper cathode.

Included within the copper production figures for the year to date are 6,792 tonnes of copper in concentrate and 1,941 tonnes of finished copper cathode that were produced prior to commercial production.

Bwana/Lonshi Mining and Processing

For the nine months ended September 30, 2005, approximately 771,000 tonnes of ore and approximately 11,328,000 tonnes of waste were mined from Lonshi. The strip ratio for the nine months was 15:1, which is less than the new mine life strip ratio established on July 1, 2005 of 26:1. The increased strip ratio combined with, the higher actual mining costs in 2005, has meant that the ore costs have risen $0.11 per pound compared with the same period last year.

Copper production increased to 36,876 tonnes. The 20% increase over the same period in 2004 was principally as a result of being able to operate the tankhouses at record high current densities.

Cash costs were $0.63 per pound and total costs were $0.86 per pound. The increase in cash costs from 2004, can be attributed to the increase in ore costs ($0.11 per pound) coupled with an increased acid costs ($0.05 per pound) due to the increased gangue acid consumption resulting from the increased levels of dolomitic and sulphide ore. The increased internal consumption of acid has also reduced the acid credit available from the Ndola plants. These costs have been slightly offset by the acid credit from the Solwezi acid plant of $0.06 per pound.

Acid production was 188,756 tonnes of which 99,645 tonnes were produced at Ndola and 89,111 tonnes at Solwezi. Of the total acid produced, 32,382 tonnes were sold externally and 49,576 tonnes were consumed at Kansanshi. Annual acid production capacity at Ndola and Solwezi is 146,000 tonne per site.

7

5.	Discussion of Financial Position and Liquidity

Table 5: Financial Position - Assets

	2005	2004	2003
Assets (millions)	Sep 30	Dec 31	Dec 31
Cash and cash equivalents	$63.6	$50.4	$25.6
Restricted cash	3.5	1.9	--

Current assets	187.9	105.9	47.6
Investments	9.5	15.3	12.6
Property, plant & equipment	417.8	319.2	96.6
Other assets and deferred charges	26.3	32.7	3.0

Total assets	$641.5	$473.1	$162.1

Liabilities (millions)
Current liabilities	$155.6	$72.0	$34.1
Future Income Tax Liabilty	25.0	12.3	4.6
Long-term debt	159.6	191.7	32.4
Other liabilities	36.0	37.0	3.1

Total liabilities	$376.2	$313.0	$78.3

Assets

At September 30, 2005, the Company had cash and cash equivalents of $63.6 million. The strong cash flow from operations and proceeds from the Anvil disposal have principally been applied to further capital investment at Kansanshi and Guelb Moghrein which has meant that the cash position has only marginally increased. The Company had $3.5 million in restricted cash that is being held for sinking fund requirements on debt repayment. The increase in current assets to $187.9 million was principally due to the increase in accounts receivables and inventory associated with the start of commercial production at Kansanshi.

Total other assets and deferred charges were $26.3 million which is principally comprised of deferred financing fees of $12.6 million (2004: $7.5m; 2003: $1.9m), long-term prepayment to Zesco of $9.2 million (2004: $10.6m), deferred stripping asset of $2.5 million (2004: $1.9m; 2003: $(2.7m) and fair value of derivatives of $0.4 million (2004: $10.0m). The fair value of derivatives is comprised of copper puts and calls, gold puts and forwards, cross currency and interest rate swaps. Reference should be made to section 6 of this MD&A.

Liabilities

The increase in current liabilities from 2004 can be attributed to an increase in accounts payable associated with Kansanshi and an increase in the current portion of long-term debt as the project loans for Kansanshi were fully drawn. In addition, the Company has deferred revenue of $9.5 million (2004: $0 million) which is included in the current portion of other liabilities.

Long-term debt decreased by $32.1 million to $159.6 million which included repayments of $30.7 million that occurred year to date. Included within the debt repayments was $9.5 million that was repaid as a result of selling the securitized Anvil shares in the first quarter. The Company also elected to repay the Bwana EIB facility ($11.3 million) early to mitigate exposure to copper-linked interest rates which were incorporated into this facility.

Other liabilities were $36.0 million, which were principally comprised of $11.1 million (2004: $10.9 million) for the long-term portion of the fair value of derivatives, the long-term portion of the deferred premium obligation of $8.8 million (2004: $13.8m) associated with the copper puts at Kansanshi (reference should be made to Section 6 of the MD&A for further discussion on these derivatives) and $4.8 million (2004: $3.6m) for the long term position of the deferred payment associated with the Guelb Moghrein acquisition.

Total liabilities were $376.2 million which includes a provision for future income taxes of $25.0 million (2004: $12.3m; 2003: $4.6m). The provision for future income taxes continues to increase as the Company benefits from accelerated capital allowances, which defers cash taxes payable.

8

Table 6: Financial Position - Equity

	2005	2004	2003
	Sep 30	Dec 31	Dec 31
Equity Accounts (millions)	$165.3	$161.8	$113.1
Retained Earnings (millions)	$87.7	$(4.0)	$(31.5)

Shareholders' Equity (millions)	$253.0	$157.8	$81.6

Weighted Average # Shares (000's)	61,451	60,123	50,668
Diluted Weighted Average # Shares (000's)	63,038	61,236	51,609
Working Capital ($ millions)	32.2	33.9	13.5

Shareholders’ Equity

As at September 30, 2005, the Company had $165.3 million in common shares and contributed surplus. During the period, there was only minimal activity through the equity accounts, generally limited to the exercising and expensing of stock options.

As at October 31, 2005, the Company had 61,631,628 common shares outstanding and 3,111,000 options outstanding.

Dividends

During the first nine months of 2005, the Company paid $4.0 million in dividends. An inaugural dividend was paid in the second quarter of CA$0.06 per share in respect of the 2004 financial year. Consistent with the Company’s dividend policy of declaring an interim dividend of one-third of the prior years full dividend, an interim 2005 dividend of CA$0.02 per share was paid during the third quarter.

Working capital

As at September 30, 2005, the working capital of the Company was $32.2 million (Dec 2004: $33.9m; Dec 2003: $13.5m).

Contractual Obligations

Table 7: Payments Due by Period

(millions)	Total	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Thereafter

Term Debt	$218.8	$59.3	$31.2	$33.2	$26.6	$26.8	$41.7

Deferred Payments	14.5	6.7	5.1	0.4	0.4	0.4	15

Commitments	$56.0	$56.0	$-	$-	$-	$-	$-

Under the terms of the Kansanshi purchase agreement the Company made a final payment of $1.7 million during the second quarter to Phelps Dodge upon reaching certain production thresholds at Kansanshi.

Under the terms of the Guelb Moghrein development agreement announced on July 14, 2004, the Company conditionally agreed to make the following payments; $2.0 million upon satisfaction of certain conditions (completion date); $3.0 million, 12 months after the completion date; and $5.0 million, 24 months after the completion date or upon achieving commercial production. The completion date was November 2004 and the remaining payments have been recorded at their discounted value as there is no interest payable on these amounts. As at September 30, 2005 the discounted value was $7.7 million (2004: $7.4m).

Undrawn Debt Facilities

The Company had undrawn debt facilities of $25 million (Dec 2004: $56.5m) that have been designated for the capital requirements of the Kansanshi project. The Company will draw upon these facilities as required.

6.	Other Matters

Kansanshi Copper-Gold Deposit, Zambia

The Kansanshi plant reached commercial production on April 19, 2005.  All revenues and costs prior to this period have been capitalized, which has resulted in $12.0 million in revenue being capitalized. In March 2005, the Company completed an independent operations review which accelerated the mining schedule and production rates that were contemplated in the original Definitive Feasibility Study (DFS).  The original DFS had envisioned the treatment of 4 million tonnes of oxide ore and 2 million tonnes of sulphide ore (4O+2S) to produce an average of 100,000 tonnes of finished copper production per year.  The revised plan incorporates capital additions carried

9

out to the sulphide milling circuit during initial construction at Kansanshi which will double design throughput of sulphide ore to 4 million tonnes per year (4O+4S).

Under the revised plan, average production will be approximately 145,000 tonnes of copper during the period 2005 to 2009.  The revised plan estimates an average cash cost over the first 5 years of copper production of $0.45 / lb.  The increase in cost, compared to the original DFS is mainly attributable to the increased volumes of copper in concentrate produced under the revised plan and general increases in consumable costs.

Guelb Moghrein Copper-Gold Deposit, Mauritania

Guelb is located 250 kilometres northeast of the nation’s capital, Nouakchott, near the town of Akjoujt, in Mauritania. It consists of an open pit mineable copper/gold deposit. In January 2005, the detailed design and engineering contract was awarded with site establishment commencing in March 2005. Commissioning will start during the first quarter of 2006 with commercial production expected in the second quarter of 2006. Production will be initially targeted at approximately 30,000 tonnes of copper in concentrate and 70,000 ounces of gold per year.

As at September 30, 2005, the Company had capitalized acquisition and development costs totalling $32.1 million (2004: $10.3m). Of the capitalized amount, $7.6 million relates to the discounted value of the deferred acquisition payments.

Detailed design is now complete and overall the project is approximately 71% complete. The recent military coup in Mauritania has had no impact on the construction program and the new government has pledged to honour all existing agreements.  Site civil works are largely complete and structural steel is currently being erected.  During the quarter the Environmental and Social Impact Assessment report was submitted to the Ministry of Mines and Industry in Nouakchott and is expected to be approved shortly, which will result in the issuance of the mining license.

Frontier Copper Deposit, DRC

In May 2004, First Quantum announced the results of an independent copper-cobalt resource estimate completed at Frontier Project located in Haut Katanga Province, DRC.

As at September 30, 2005, the company had spent $6.8 million (2004: $3.7m) on this project. The current scoping study envisages an average annual production of 80,000 tonnes of contained copper. The Company expects to release this study in the fourth quarter.

Kashime Copper Prospect, Zambia

At the end of September, assay results from the initial 40 hole programme had been received and an additional 3 diamond drill holes had been completed to provide ore grade oxide material for metallurgical test-work.   Drilling to date has located both oxide and sulphide copper mineralization over a strike length of 3500m. Oxide mineralization occurs as black copper minerals and malachite within residual dolomite overlying the Grand Conglomerate in a stratigraphic position equivalent to the Lonshi ore body. Significant oxide mineralization is confined to a shallow-dipping (10-150 South) zone with approximate dimensions of 2500 x 400m and open to the west. Thickness of the oxide zone ranges from 6m to 45m and overburden varies from as little as 2m to 73m.  Highlights from the diamond drill programme include oxide intersections (0.5%TCu cut-off) of 16.5m grading 6.81% TCu, 30.00m grading 3.06%TCu and 18.00m grading 3.23%TCu. An oxide resource estimate is expected to be available during the fourth quarter 2005. Significant sulphide intersections include 65.00m grading 1.11%TCu and 93.00m grading 0.90%TCu. The Company has plans for infill drilling to improve definition of the oxide resource and additional exploration of the sulphide potential of the Kashime area.

During the nine months ended September 2005, the Company expensed $3.1 million (2004: $1.0m; 2003: $0.2m) on other exploration targets that were predominantly located within the DRC and Zambia. Of this amount, $0.7 million was related to the Kashime Copper Prospect. As at September 30, 2005, no costs associated with this exploration property have been deferred.

Investments – Carlisa

The Company holds an 18.8% interest in Carlisa Investment Corporation (Carlisa), which holds a 90% interest in Mopani Copper Mines Plc (Mopani). The carrying value of this investment as at September 30, 2005 is $9.5 million. There has been no movement in this investment since 2002. For the first nine months of 2005, Mopani produced approximately 97,000 tonnes of finished copper and 1,300 tonnes of cobalt. As the majority owner of Mopani is a private company registered in Zambia, only limited public information is available.

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Investments – Anvil

On February 28, 2005, the Company disposed of all of its 4,029,617 common shares in Anvil at a net price of CDN$6.75 per share. In the first quarter of 2005, the Company recognized a gain of approximately $16.1 million on this sale. The Company continues to hold 296,631 warrants in Anvil at an exercise price of CDN$1.13.

Financial Instruments

The Company enters into derivative instruments to minimize the risk exposure to copper and gold prices, foreign currency, and interest rate movements and, from time to time, to satisfy the requirements of its lending institutions.  These instruments consist of forward and option contracts, interest rate protection contracts, and foreign currency protection contracts.

For copper and gold forward put option contracts, fair values were calculated using spot and forward prices and volatilities.  For interest rate protection contracts, fair values were determined using market interest rates.  For foreign currency protection contracts, fair values were determined using the exchange rate at quarter-end. All changes in fair value of derivatives related to Kansanshi were capitalized as preproduction costs up to April 19, 2005. Any changes in fair value subsequent to April 19, 2005 have been recorded as other expenses.

The put options offer downside protection while allowing the Company to participate in 100% of the copper and gold price appreciation above the put option strike prices.

Copper Financial Instruments

In 2004, the Company entered into 210,240 copper put option contracts on its expected production at Kansanshi beginning in 2005 and ending in 2007 at a price of $1,800 per tonne ($0.82/lb).  Upon entering into these contracts the Company assumed a premium obligation of $21 million. The net present value of this liability was recorded as a deferred premium obligation.  As at September 30, 2005, 41,724 copper put option contracts had been settled, which has reduced the deferred premium obligation to $15.8 million.  As at September 30, 2005, 168,516 copper put options were outstanding.

Gold Financial Instruments

In 2004, the Company entered into 139,296 put option contracts on ounces at a forward price of $350 per ounce for part of its gold production at Kansanshi beginning in 2005 and ending in 2009.  To cover the cost of these put option contracts the Company also entered into contingent gold forward contracts on 139,926 ounces of gold which provides for some participation by the Kansanshi project facility lending syndicate above a strike price of $400 per ounce for part of its gold production at Kansanshi beginning in 2005 and ending in 2009.  As no premium is payable on this combined position, no obligation has been recognized.

As at September 30, 2005, 11,133 ounces had been accounted for leaving 128,163 ounces of put options and forward contracts outstanding.   As at September 30, 2005 the company had recorded the fair value of the gold put options of $0.2 million as an asset and the fair value of the gold forward contracts of $13.1 million as a liability on the balance sheet.

Other Financial Instruments

The Company has entered into cross-currency principal and interest rate swaps to hedge the Euro interest and principal payments on the Kansanshi EIB facility. At September 30, 2005, the fair value of these instruments was $0.2 million and has been accounted for in the balance sheet as unrealized fair value of derivative instruments.

7.	Outlook

Production at Kansanshi has continued to improve month over month since commercial production began in mid-April. In October, Kansanshi produced 10,239 tonnes of copper (6,530 tonnes of cathode copper and 3,709 tonnes of copper in concentrate) and production volumes are expected to continue at these levels for the remainder of 2005.  Harder ore than predicted from the original testwork has reduced throughput volumes in the sulphide circuit and consequently there has been a slower ramp up in copper concentrate production.  In the near term, the ore hardness issue is being managed via the blending of soft and hard ores, and a long term solution has been implemented through the modification of the mills to allow for pebble discharge and the addition of pebble crushing which will be completed at the same time as the upgrade referred to below. As a result of the slower ramp in concentrate production, Kansanshi is now expected to produce 88,000 tonnes of copper in 2005 of which 7,000 tonnes preceded commercial production.

The completion of a $29 million capital upgrade program this year will expand the sulphide circuit to eight million tpa of treatment capacity which will result in an average of 145,000 tonnes of finished copper production per year during 2006-

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2009. An additional expansion of the sulphide circuit is also under consideration for 2009 to increase the sulphide treatment capacity to 12 million tonnes of sulphide ore to maintain annual copper production of 145,000 tonnes as oxide ore is depleted and sulphide ore grades begin to fall.

The Company has also been investigating alternative processing routes for a portion of the increased copper concentrate production.  To this end, the Company has purchased a second-hand pressure oxidation facility.  The pressure oxidation facility has been dismantled and is in Zambia enroute to Kansanshi.  Once on site, the pressure oxidation facility and ancillary equipment will be rebuilt and commissioned for use at an estimated total cost of $37 million.  Commissioning of this plant is expected to commence by early in the third quarter of 2006 despite a recent set back when one of the two high pressure autoclave vessels required was damaged while being transported to site. Fortunately the second-hand facility purchased incorporated three autoclaves so transport of the third vessel, which was being stored at Richards Bay in South Africa, has now commenced while assessment of the damaged autoclave is undertaken. The other autoclave is now on site.

As part of the new pressure leach facility the Company will also be expanding the SX/ EW capacity by an additional 35,000 tonnes of copper cathode production at an estimated cost of $35 million. The company expects that when fully operational these initiatives will provide significant strategic and economic benefits including the generation of much of the acid required for oxide leaching and a substantial improvement in copper recovery in mixed ores resulting from the leach circuit operating at elevated temperatures. A full report of the operation and impact of this process route is being prepared by independent consultants, Bateman Engineering Pty Ltd.

The Bwana/Lonshi operation is currently on track to produce between 45,000 to 50,000 tonnes of copper cathode in 2005 with 36,876 tonnes of copper cathode already produced during the first nine months of 2005.  A revised mine plan for Lonshi was required due to the higher than originally planned production rate at Bwana has resulted in an increased strip ratio of 26:1 which will result in higher ore costs for the remaining life of the mine.  Full year cash costs are now expected to be between $0.65 per pound and $0.70 per pound.  The Company is currently assessing the alternative and most beneficial uses for the Bwana processing plant after the Lonshi ore has been exhausted. In October, the Bwana/Lonshi operation produced 4,247 tonnes of copper cathode.

At Guelb, the detailed design is now complete and construction 71% complete.  Commissioning will start in the first quarter of 2006 and commercial production will be achieved in the second quarter. The company remains unable to release an engineering report as the current resource statement is not compliant with National Instrument 43-101.

At Frontier, the scoping study is complete and will be published during the fourth quarter of 2005. Subject to a positive production decision and Board of Directors approval pre-stripping and construction of civil works will begin in April 2006.

At the Kashime prospect initial diamond drilling has been completed with an initial reserve estimate expected once the final assay results are available

8.	Non-GAAP Measures and Critical Accounting Policies

Non-GAAP Measures

Calculation of Cash and Total Costs

The consolidated cash (C1) and total (C3) costs presented for the Group are a non-GAAP measure that is prepared on a basis consistent with the industry standard Brooke Hunt definitions. Notwithstanding, for the purposes of preparing the segmented cash and total costs, the preparation basis differs from the Brooke Hunt definitions.

In calculating the cash and total costs for each segment, the costs are prepared on the same basis as the segmented financial information that is contained in the financial statements. This means that the cash costs at the Bwana/Lonshi division include a credit for acid produced from the Solwezi acid plant. The calculation of the cash costs therefore include credits for both acid plants located at Ndola and the acid plant located at Solwezi.

For the purposes of calculating the cash costs at Kansanshi, treatment and refining charges that are normally deducted from concentrate revenues are added to the cash costs in an attempt to show the cash costs of producing finished copper. The revenues presented in the income statement for concentrates are shown net of these deductions and therefore the cost of sales in the financial statements does not include treatment and refining charges.

Cash costs therefore include all mining and processing costs less any profits from by-products such as gold or acid, that are allocated to that segment. In addition, treatment and refining revenue deductions on concentrates are added to cash

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costs to arrive at an approximate cost of finished copper. Total costs are cash costs plus depreciation, interest, realized foreign exchange and site administration costs.

The cash and total costs per pound presented in this MD&A have only been calculated post commercial production at Kansanshi, therefore any costs and production related to Kansanshi prior to April 19, 2005 has not been considered in determining the cash and total costs of the consolidated group or Kansanshi.

Critical Accounting Policies

In preparing financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Specifically, estimates and assumptions are made in regards to reserve and resource estimation; future copper, cobalt, sulphuric acid and gold prices; foreign currency exchange rates; stock prices; estimated costs of future production; changes in government legislation and regulations; estimated future income tax amounts; and the availability of financing and various operational factors.

Based on historical experience, current conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the consolidated financial statements materially and involve a significant level of judgment by management. The following section outlines those critical accounting policies that have changed since the filing of the Company’s 2004 Audited Financial Statements or that are particularly relevant to the current year.

Consolidation of Variable Interest Entities

Effective January 1, 2005, the Company was required to adopt CICA Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15).  This standard harmonizes Canadian guidance with the equivalent US standard, FASB Interpretation No. 46R (FIN 46R), Consolidation of Variable Interest Entities. AcG-15 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary and applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. There has been no financial impact upon adoption of this new guideline.

Pre-production costs

Determination of the start of commercial production is an important consideration as during the development phase costs will continue to be capitalized / deferred while during the production phase these costs would be treated as operating expenses. As noted in the Company’s financial statements the Company defers all production costs and revenues until such a time that the project achieves commercial production.

The exercise of assessing when commercial production levels are achieved is not straight-forward and requires consideration of many factors including, but not limited to, when; a nominated percentage of design capacity for the mine and mill has been achieved; mineral recoveries reaching or exceeding expected levels; and the achievement of continuous production. The Company, when evaluating whether or not commercial production has been achieved or not, will generally consider that commercial production has been achieved when between 65% and 70% of design capacity has been achieved continuously for a period of at least a week and recoveries are approaching expected levels. Notwithstanding, each project is also viewed in isolation and specific circumstances may exist that alter the above general framework on any individual project

Forward Looking Statements

Certain information contained in the Management’s Discussion and Analysis constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper, cobalt and sulphuric acid, estimated future production, estimated costs of future production, the Company’s hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold, cobalt and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company’s documents filed from time to time with the Alberta, British Columbia, Ontario and Quebec Securities Commission and the United States Securities and Exchange Commission and the Alternative Investment Market operated by the London Stock Exchange.

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9.	Summary of Quarterly Results

The following table sets out a summary of the Quarterly for the Company for the last eight quarters:

Table 8: Summary of Quarterly Results (unaudited)

	2005	2005	2005	2004	2004	2004	2004	2003
Statement of Operations and Deficit	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
(millions, except where indicated)
Total Revenues	143.0	86.5	$38.2	$30.7	$31.2	$26.3	$25.3	$19.9
Cost of Sales	53.8	35.0	16.2	14.5	14.1	13.1	12.1	13.0
Net Earnings (Loss)	39.5	29.0	27.2	9.3	7.9	4.1	6.7	1.4
Basic Earnings per share	$0.64	$0.47	$0.44	$0.16	$0.13	$0.07	$0.11	$0.02
Diluted Earnings per share	$0.63	$0.46	$0.43	$0.15	$0.13	$0.07	$0.11	$0.02
Realized copper price	$1.58	$1.42	$1.44	$1.20	$1.16	$1.11	$1.03	$0.84
Cash Costs (C1) (per lb) (1)	$0.64	$0.60	$0.58	$0.48	$0.45	$0.48	$0.39	$0.47
Total Costs (C3) (per lb) (1)	$0.87	$0.80	$0.75	$0.59	$0.68	$0.67	$0.53	$0.66
Total Copper Sold (tonnes)(2)	39,864	26,535	12,000	10,872	1,674	19,299	9,700	9,537
Total Copper Produced (tonnes)	36,196	29,909	19,525	10,942	11,330	9,585	9,689	9,558
Financial Position (millions)
Working Capital	$32.2	$47.1	$61.4	$33.9	$51.8	$28.0	$40.2	$13.5
Total Assets	$641.5	$561.9	$523.1	$473.1	$385.0	$276.4	$241.8	$162.1
Weighted Average # Shares (000's)	61,583	61,499	61,267	60,942	60,668	59,434	58,568	55,984
Kansanshi Production Statistics
Mining:
Waste Mine (000's)	6,064	3,185	1,651	2,857	1,175	--	--	--
Ore Mined (000's)	1,621	2,051	2,120	1,346	--	--	--	--
Ore Grade %	2.0	2.0	1.7	2.4	--	--	--	--
Processing:
Ore Processed (000's)	1,461	1,129	688	--	--	--	--	--
Contained Copper (tonnes)	27,510	21,145	11,541	--	--	--	--	--
Recovery %	84	86	65	--	--	--	--	--
Copper Produced (tonnes)	23,065	18,192	7,497	--	--	--	--	--
Combined Cash Costs:
Cash Costs (per lb) (1)	$0.59	$0.63	--	--	--	--	--	--
Total Costs (per lb) (1)	$0.80	$0.80	--	--	--	--	--	--
Cathode Cash Costs:
Cash Costs (per lb) (1)	$0.52	$0.61	--	--	--	--	--	--
Total Costs (per lb) (1)	$0.73	$0.80	--	--	--	--	--	--
Concentrate Cash Costs	$0.71	$0.65	--	--	--	--	--
Total Concentrate Cash Costs	$0.90	$0.81	--	--	--	--	--	--
Revenue (000's)
Copper Cathodes	57,531	29,165	--	--	--	--	--	--
Copper Concentrates	31,253	15,309	--	--	--	--	--	--
Total Revenues	88,784	44,474	--	--	--	--	--	--
Bwana/Lonshi Production Statistics
Mining:
Waste Mined (000's)	4,707	4,025	2,596	2,926	4,213	2,854	1,036	885
Ore Mined (000's)	300	319	152	261	257	85	66	439
Ore Grade %	3.9	5.5	5.3	6.4	4.7	5.2	5.4	5.5
Processing:
Ore Processed (000's)	363	328	264	256	278	237	209	197
Contained Copper (tonnes)	15,003	13,354	13,804	12,824	12,908	10,813	10,904	10,790
Grade %	4.14	4.1	5.2	5.0	4.6	4.6	5.2	5.5
Recovery %	88	88	87	85	88	89	89	89
Copper Produced (tonnes)	13,131	11,717	12,028	10,942	11,330	9,585	9,689	9,558
Acid Produced (tonnes)	64,263	69,218	55,275	35,671	35,920	34,265	34,344	33,035
Surplus Acid (tonnes)	7,120	14,939	49	9,664	16,884	19,149	20,763	15,689
Cash Costs (per lb) (1)	$0.74	$0.57	$0.58	$0.48	$0.45	$0.48	$0.39	$0.47
Total Costs (per lb) (1)	$1.01	$0.79	$0.75	$0.59	$0.68	$0.67	$0.53	$0.66
Revenues ($000's)
Copper Cathodes	49,602	38,899	38,172	--	--	--	--	--

(1)	For the definition of cash and total costs, reference should be made to section 8.

(2)	Copper sold does not include tonnes sold prior to pre-commercial production.

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